UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of October 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnston Street, Wellington 6011, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: October 18th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Wellington, New Zealand – 18th October 2006 Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

PRESS RELEASE

Austral Pacific to Complete US$6.5 Million Financing

Austral Pacific Energy Ltd announced today that it has executed agreements to privately place approximately 5.0 million common (ordinary) shares at a price of US$1.30 each to accredited investors in New Zealand and North America. Substantially all of the shares were subscribed for by existing principal shareholders of the Company including Wellington-based Infratil Limited and Vancouver-based Trans-Orient Petroleum Ltd. The proceeds will be used in connection with completion of the acquisition of Arrowhead Energy Limited announced on October 11, 2006. The Company is currently assessing debt and other financing options in respect to the balance of the purchase price.

Ends

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Contact: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.